SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM 11-K

_________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission file number: 1-12744

MARTIN MARIETTA

SAVINGS and INVESTMENT PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.

2710 Wycliff Road

Raleigh, North Carolina 27607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and supplemental schedule Martin Marietta Savings and Investment Plan As of December 31, 2014 and 2013 and For the Year Ended December 31, 2014

Martin Marietta Savings and Investment Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and For the Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Martin Marietta Materials, Inc. Benefit Plan Committee

Martin Marietta Savings and Investment Plan

Raleigh, NC

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Savings and Investment Plan (the “Plan”), formerly known as the Martin Marietta Materials, Inc. Savings and Investment Plan, as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 26, 2015

Martin Marietta Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
	(In Thousands)
Assets
Investments at fair value
Common and collective funds	$249,021	$72,626
Mutual funds	119,264	23,462
Martin Marietta Materials, Inc. Common Stock Fund	50,032	12,147
	418,317	108,235
Receivables:
Employee contributions	403	-
Martin Marietta Materials, Inc. contributions	146	-
Notes receivable from participants	13,757	6,290
	14,306	6,290
Net assets reflecting investments at fair value	432,623	114,525
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(1,004)	(232)
Net assets available for benefits	$431,619	$114,293

See accompanying notes.

Martin Marietta Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,358
Interest and dividend income	516
6,874

Interest on notes receivable from participants	282
Contributions:
Employees	11,790
Martin Marietta Materials, Inc.	5,080
Rollovers	486
17,356
Total additions	24,512

Deductions from net assets attributed to:
Benefits paid to participants	13,902
Administrative expenses	253
Total deductions	14,155

Net change	10,357
Transfers from other plans	306,969
Net assets available for benefits:
Beginning of year	114,293
End of year	$431,619

See accompanying notes.

Martin Marietta Savings and Investment Plan

Notes to the Financial Statements

1. Accounting Policies

Basis of Accounting

The financial statements of the Martin Marietta Savings and Investment Plan (the “Plan”), formerly known as the Martin Marietta Materials, Inc. Savings and Investment Plan, are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Plan Merger

Effective December 31, 2014, the Martin Marietta Materials, Inc. Performance Sharing Plan for salaried employees and the TXI Retirement Plan merged into the Plan.  Concurrent with the plan merger, the Plan’s name was changed to Martin Marietta Savings and Investment Plan (it was formerly known as the Martin Marietta Materials, Inc. Savings and Investment Plan).

Total assets transferred into the Plan from the Martin Marietta Materials, Inc. Performance Sharing Plan and the TXI Retirement Plan were approximately $176,265,000 and $130,704,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures.  Accordingly, actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

1.  Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

In accordance with GAAP, a stable value fund held by a defined contribution plan is required to be reported at fair value.  A fully benefit-responsive stable value fund provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive stable value funds because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recognized on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payments of Benefits

Benefits are recorded upon distribution. Therefore, no liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

1.  Accounting Policies (continued)

Subsequent Events

The Plan has evaluated subsequent events through the date of filing this Form 11-K.

2.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing eligible employees of the Corporation and hourly employees covered under certain collectively bargained agreements an opportunity to participate in an individual savings and investment program providing tax deferred savings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan’s trustee and recordkeeper.

Contributions

Employees are eligible to enroll in the Plan as soon as administratively possible upon hire. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan document and subject to applicable Internal Revenue Code (the “Code”) limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the Corporation’s match. A participant’s before-tax combined basic and supplemental contributions may not exceed the lesser of 25% of that participant’s base pay or $52,000 for 2014.  Participants age 50 or older may make additional before-tax contributions that are not subject to the 25% Plan limit.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Unless an affirmative election not to participate in the Plan is made, employees are automatically enrolled in the Plan and deemed to have elected to contribute 2% of base pay.  The 2% contribution increases by 1% on each anniversary date of the participants’ automatic enrollment until the before-tax contribution reaches 7% of base pay.  Participants may make an affirmative election at any time to contribute a different amount.

Contributions are automatically invested in a target date fund that is closest to the date the participant attains age 65, unless otherwise designated by the participant.  The target date funds seek to provide investors with an appropriate level of risk and return by investing in a mix of stocks, bonds and cash.  The allocation is adjusted to become more conservative (investing more in bonds and cash) as the target date approaches and the participant begins to use the funds on or around the target date.  At target date, some exposure to equities is retained to continue to provide investment returns during retirement.

Certain participants also have the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Plan also provides the option for Roth 401(k) contributions.  Under this option, a participant pays the federal and state income taxes on the amount contributed at the time of contribution.  Any earnings on Roth 401(k) contributions are not taxed as long as the participant’s distribution is a qualified distribution.  A participant’s Roth 401(k) contributions are subject to the same limits as regular before-tax basic and supplemental contributions.  Additionally, the combined amount of before-tax, after-tax and Roth 401(k) contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Contributions (continued)

The Corporation matches the participants’ annual basic contributions (the first 7% of base pay) starting the first of the month following six months of employment.  The Corporation also matches eligible participants’ Roth 401(k) and after-tax contributions if the participants contribute less than 7% on a before-tax basis.  The amount of the Corporation’s match is equal to 50% of the basic contributions and is credited to participant accounts each pay period. Certain participants are not eligible for the Corporation’s contributions, as defined by the Plan.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax, Roth 401(k) and matching contributions.  In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allows for spot transfers in which a specific dollar amount may be transferred from one investment option to another.

Investment Options

Participants direct the investment of their accounts into the following investment options offered by the Plan:  BlackRock LifePath® Portfolios, Wells Fargo Stable Return Fund N, Wells Fargo Core Bond CIT N, Class I, Wells Fargo S&P 500 Index CIT N, Vanguard International Growth Fund, Admiral Shares, Harbor Capital Appreciation Fund, Loomis Sayles Value Fund Y, Vanguard Explorer Fund, Admiral Shares and Martin Marietta Materials, Inc. Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s and Corporation’s contributions and allocations of earnings.  The participant’s account is charged with benefit payments, transaction fees related to notes receivable from participants and distributions, and an allocation of losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in the value of their accounts plus actual earnings thereon, including Corporation contributions.

Notes Receivable from Participants

The Plan provides for certain participants to borrow from their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $1,000. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the Wells Fargo prime rate plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59½ may qualify for special withdrawal rights and privileges as defined in the Plan.  At December 31, 2014, interest rates on participant loans outstanding ranged from 3.25% to 10.50%.  Principal and interest is paid ratably through payroll deductions.  The notes receivable balance at December 31, 2014 includes participant loans from the Martin Marietta Materials, Inc. Performance Sharing Plan and the TXI Retirement Plan as a result of the plan merger effective December 31, 2014.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Payment of Benefits

Upon separation from the Corporation due to death, disability, termination or retirement, participants may receive the full current value of their contributions and the Corporation’s contributions in either a lump-sum payment or various installment options as provided by the Plan.  Amounts contributed on a before-tax basis may be withdrawn, without penalty, only upon demonstration of financial hardship, disability, or after the participants reach age 59½ years.  Participants eligible to receive a distribution from the Plan may elect a lump-sum payment or annual, semi-annual, quarterly or monthly installments over a period elected by the participants (subject to the Code’s required minimum distribution rules).  The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

Plan Termination

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

		2014	2013
		(In Thousands)

	Investments at Contract Value:
*	Wells Fargo Stable Return Fund N	$71,224	$29,050

	Investments at Fair Value:
*	Wells Fargo S&P 500 Index CIT N	$52,373	$16,963
*	Martin Marietta Materials, Inc. Common Stock Fund	$50,032	$12,147
	Loomis Sayles Value Fund Y	$36,569	$7,585
	Harbor Capital Appreciation Fund	$34,929	$-
	BlackRock Lifepath Index 2020 M	$27,601	$-
	Vanguard International Growth Fund, Admiral Shares	$24,208	$5,779
	Vanguard Explorer Fund, Admiral Shares	$23,558	$-

* Indicates party-in-interest to the Plan

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows (in thousands):

Common and collective funds	$1,276
Martin Marietta Materials, Inc. Common Stock Fund	4,272
Mutual funds	810
$6,358

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements

Fair value, as defined under GAAP, is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy.  Level 1 investments include mutual funds.

Level 2 investment securities include common and collective funds and the Martin Marietta Materials, Inc. Common Stock Fund for which quoted prices are not available in active markets for identical instruments.  The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities.  Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could result in a different fair value measurement at the reporting date.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

The Plan did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2014.  The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
	Level 1	Level 2	Total
	(In Thousands)
Common and collective funds:
Growth	$-	$160,521	$160,521
Stable value	-	72,228	72,228
Fixed income	-	16,272	16,272
Martin Marietta Materials, Inc. Common Stock Fund	-	50,032	50,032
Mutual funds:
Growth	119,264	-	119,264
Total	$119,264	$299,053	$418,317

	2013
	Level 1	Level 2	Total
	(In Thousands)
Common and collective funds:
Growth	$-	$40,435	$40,435
Stable value	-	29,282	29,282
Fixed income	-	2,909	2,909
Martin Marietta Materials, Inc. Common Stock Fund	-	12,147	12,147
Mutual funds:
Growth	23,462	-	23,462
Total	$23,462	$84,773	$108,235

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

The following table sets forth a summary of the Plan’s investment funds with a reported estimated fair value using net asset value per share at December 31:

	Fair Value*
	2014	2013	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(In Thousands)
Wells Fargo Stable Return Fund N (a)	$72,228	$29,282	None	Immediate	90-day wait to transfer to competing fund	12 months
Wells Fargo S&P 500 Index CIT N (b)	52,373	16,963	None	Immediate	None	None
Wells Fargo Core Bond CIT N, Class I (c)	16,272	2,909	None	Immediate	None	None
BlackRock LifePath® Portfolios (d)	108,148	23,472	None	Immediate	None	None
Common and collective funds	249,021	72,626
Martin Marietta Materials, Inc. Common Stock Fund (e)	50,032	12,147	None	Immediate	None	None
	$299,053	$84,773

* The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Seeks to provide a moderate level of stable income without principal volatility while maintaining adequate liquidity and returns superior to shorter maturity instruments by investing in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.

(b)	Seeks to approximate the total return of the Standard and Poor’s (S&P) 500 Index by investing in the same stocks in approximately the same percentages as the stocks that make up the index.
(c)

Seeks total return, consisting of income and capital appreciation.  Portfolio is principally comprised of investment-grade debt securities, including U.S. Government obligations, corporate bonds, and mortgage- and asset-backed securities.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

4.  Fair Value Measurements (continued)

(d)

Seeks to provide income and moderate long-term growth of capital.  Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches.

(e)	Seeks to invest in shares of the Corporation’s common stock and cash equivalent reserves. Growth comes through dividends and appreciation in the Corporation’s stock value. See also Note 7.

5.  Common and Collective Investment Funds

The Wells Fargo Stable Return Fund N (“Stable Return Fund”), Wells Fargo S&P 500 Index CIT N (“S&P Fund”), Wells Fargo Core Bond CIT N, Class I (“Core Bond Fund”) and BlackRock LifePath® Portfolio Funds (“BlackRock Funds”) (collectively, the “Funds”) are common and collective funds.  The Stable Return Fund, S&P Fund and Core Bond Fund are sponsored by Wells Fargo. The BlackRock Funds are sponsored by BlackRock Institutional Trust Company, N.A. The Funds’ unit values are calculated by dividing the Funds’ net asset values on the calculation date by the number of units of such fund that are outstanding on the calculation date.  The number of units of the Funds that are outstanding on the calculation date is derived from observable purchase and redemption activity of the Funds.  The beneficial interest of each Plan participant is represented by units.  Distribution to the Funds’ unit holders is declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.  It is the policy of the Funds to use their best efforts to maintain a stable net asset value; although, there is no guarantee that the Funds will be able to do so.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses.  The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraph.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

5.  Common and Collective Investment Funds (continued)

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Corporation.  The following Corporation-initiated events may limit the ability of the Funds to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
•	Any communication given to Plan participants designed to influence a participant not to invest in the Funds or to transfer assets out of the Funds.
•	Any transfer of assets from the Funds directly into a competing investment option.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Stable Return Fund

The Stable Return Fund invests in assets, typically investment contracts and security-backed contracts.  An investment contract is a contract issued by a financial institution to provide a stated rate of return to a buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts.  The first part is a fixed-income security or portfolio of fixed-income securities.  The second part is a contract value guarantee (wrap) provided by a third party.  A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Return Fund in certain circumstances.  Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrap contracts generally contain provisions that limit the ability of the Stable Return Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	Any substantive modifications of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the wrap issuer.
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Return Fund’s cash flow.
•	Corporation-initiated transactions by participant plans as described above.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

5.  Common and Collective Investment Funds (continued)

In the event that wrap contracts fail to perform as intended, the Stable Return Fund’s net asset value may decline if the market value of its assets decline.  The Stable Return Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations.  The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Stable Return Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets.  This could result from the Stable Return Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  Wrap contracts are not transferable and have no trading market.  There is a limited number of wrap issuers.  The Stable Return Fund may lose the benefit of a wrap contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The Stable Return Fund has certain withdrawal restrictions for liquidity reasons. The provisions of the trust provide that withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months advance notice.

6. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated June 27, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

6.  Income Tax Status (continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.  Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common and collective funds managed by Wells Fargo.  Wells Fargo is the trustee, as defined by the Plan document, and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid to the trustee by the Plan for administrative services were $234,000 for the year ended December 31, 2014.

The Martin Marietta Materials, Inc. Common Stock Fund (“MMMI Fund”) is managed by the Corporation’s Benefit Plan Committee.  The MMMI Fund invests in shares of the Corporation’s common stock and in cash equivalent reserves for liquidity purposes.  As the MMMI Fund holds approximately 96% to 98% common stock shares, its return closely mirrors the return on the underlying stock.  The MMMI Fund utilizes unitized accounting, which allows the MMMI Fund to operate like a mutual fund in that it holds a combination of two investments that are priced each day and totaled to give the MMMI Fund a single unit value. The MMMI Fund’s net asset value differs from the Corporation’s publicly-reported stock price.  Participants’ accounts hold equivalent shares of the Corporation’s common stock.

At December 31, 2014 and 2013, the Plan held, at the participants’ discretion, 440,000 shares and 119,000 shares, respectively, of the Corporation’s common stock. At December 31, 2014 and 2013, the MMMI Fund had a historical cost basis of $43,087,000 and $10,159,000, respectively.  During the year ended December 31, 2014, the Plan recognized dividend income of $188,000 related to these shares.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Martin Marietta Savings and Investment Plan
EIN: 56-1848578 Plan Number: 006
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2014
		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
				(in thousands)
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N		$71,224	***
*	Wells Fargo Bank, N.A.	Wells Fargo S&P 500 Index CIT N		52,373
*	Martin Marietta Materials, Inc.	Common Stock Fund		50,032
	Loomis Sayles	Loomis Sayles Value Fund Y		36,569
	Harbor Funds	Harbor Capital Appreciation Fund		34,929
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2020 M		27,601
	The Vanguard Group	Vanguard International Growth Fund, Admiral Shares		24,208
	The Vanguard Group	Vanguard Explorer Fund, Admiral Shares		23,558
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2025 M		18,508
*	Wells Fargo Bank, N.A.	Wells Fargo Core Bond CIT N, Class I		16,272
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2030 M		15,156
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2035 M		12,056
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index Retirement M		10,374
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2045 M		8,164
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2040 M		8,119
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2050 M		6,900
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2055 M		1,270
*	Participant loans**	Interest rates ranging from 3.25% to 10.50%, maturing through December 2029		13,757
				$431,070

	Note: Cost information has not been included in column (d) because all investments are participant directed.
	* Indicates party-in-interest to the Plan.
	** The accompanying financial statements classify participant loans as notes receivable from participants.
	*** Presented at contract value.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA SAVINGS and INVESTMENT PLAN

By: Martin Marietta Materials, Inc.
Plan Administrator

By: Benefit Plan Committee

By: /s/ Anne H. Lloyd
Anne H. Lloyd

Date:  June 26, 2015

EXHIBIT INDEX

Exhibit No.	Document
23.01	Consent of Dixon Hughes Goodman LLP